AB 2/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

13011731

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 25 2013
Washington DC
400

SEC FILE NUMBER
8- 44344

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. RIVKIN & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WEST DELAWARE AVENUE
(No. and Street)

PENNINGTON	NJ	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HAROLD RIVKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. RIVKIN & COMPANY, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNA M. ROBERTS
Commission # 2413633
Notary Public, State of New Jersey
My Commission Expires
October 18, 2016

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS

December 31, 2012 and 2011

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2012 and 2011

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058
Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

Independent Auditor's Report

To the Board of Directors and Stockholders
Of H. Rivkin & Company, Inc.

We have audited the accompanying financial statements of H. Rivkin & Company, Inc. (a New York Corporation,) which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations and retained earnings, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of H. Rivkin & Company, Inc. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statement of net capital, haircut analysis, schedule of non-allowable assets, schedule of aggregate indebtedness, and reconciliation of the computation of net capital is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Behrens & Co.

Van Duyne, Behrens & Co., P.A.
Pine Brook, NJ
February 14, 2013

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2012	2011
Current assets		
Cash	$ 110,854	$ 118,367
Broker receivable	4,691	73,736
Inventory - securities	174,796	177,822
Prepaid expenses	16,154	577
Deferred tax asset	41,807	31,569
Total current assets	348,302	402,070
Property, plant, and equipment		
Machinery and equipment	30,951	30,951
Furniture and fixtures	18,375	18,375
	49,326	49,326
Less: accumulated depreciation	49,326	49,325
Net property, plant and equipment	-	1
Total assets	$ 348,302	$ 402,071

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Current liabilities		
Accounts payable	$ 690	$ 365
Commissions payable	5,272	33,984
Income tax payable	1,525	2,105
Payroll taxes payable	2,684	2,749
Accrued expenses	10,500	15,435
Total current liabilities	20,671	54,638
Stockholders' equity		
Common stock - par value $1.00		
Authorized - 200,000 shares		
Issued - 25,000 shares		
Outstanding - 25,000 shares	25,000	25,000
Additional paid-in capital	194,159	194,159
Retained earnings	108,471	128,274
Total stockholders' equity	327,630	347,433
Total liabilities and stockholders' equity	$ 348,302	$ 402,071

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For The Years Ended December 31,

	2012	2011
Revenue		
Commission income	$ 603,530	$ 777,085
Trading income (loss)	2	(2,984)
Unrealized gain on securities	46,291	1,074
Interest and dividend income	5,337	6,333
Miscellaneous income	-	1,006
Total revenue	$ 655,160	$ 782,513
Operating expenses		
Officer's salaries	90,000	105,000
Office salaries	321,996	432,879
Advertising and promotion	1,092	336
Travel and entertainment	6,835	17,546
Telephone	13,641	14,815
Rent	30,200	30,600
Pension expense and employee benefits	24,858	65,119
Legal and professional services	21,308	29,502
Educaton and training	-	3,525
Licenses and registration	8,542	6,126
Payroll and miscellaneous taxes	40,438	45,944
Dues, publications, and seminars	862	-
Office, stationery and printing	10,564	13,541
Postage and delivery	1,400	1,074
Clearing costs	63,052	62,940
Insurance	2,024	2,606
Lease expense	5,439	3,910
Quotes and research	38,491	32,437
Bank charges and miscellaneous	882	1,061
Depreciation expense	-	737
Total operating expenses	681,624	869,698
Loss from operations	(26,464)	(87,184)
Interest expense	551	2,964
Loss before income tax	(27,015)	(90,148)
Income tax provision	(3,025)	(5,125)
Deferred tax benefit	10,238	14,209
Net loss	(19,802)	(81,064)
Retained earnings, January 1	128,274	209,338
Retained earnings, December 31	$ 108,472	$ 128,274

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2012 and 2011

	Total	Common stock par value $1.00	Additional paid -in capital	Retained earnings
Balance at beginning of year - January 1, 2011	$ 428,497	$ 25,000	$ 194,159	$ 209,338
Net loss - December 31, 2011	(81,064)			(81,064)
Stockholders' equity at December 31, 2011	347,433	25,000	194,159	128,274
Net loss - December 31, 2012	(19,802)			(19,802)
Stockholders' equity at December 31, 2012	$ 327,630	$ 25,000	$ 194,159	$ 108,471

See notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31,

	2012	2011
Cash flows from operating activities		
Net loss	$ (19,802)	$ (81,064)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation expense	-	737
Unrealized gain	(46,291)	(1,074)
Deferred tax benefit	(10,238)	(14,209)
(Increase) decrease in broker receivable, net of unrealized gain	115,336	(62,581)
Decrease in inventory account	3,026	116,767
Increase in prepaid expenses	(15,577)	-
Increase (decrease) in accounts payable	325	(2,017)
Increase (decrease) in commissions payable	(28,712)	32,082
Decrease in income tax payable	(580)	-
Increase (decrease) in payroll taxes payable	(64)	2,075
Increase (decrease) in accrued expenses	(4,935)	5,685
Net cash used by operating activities	(7,513)	(3,599)
Net decrease in cash	(7,513)	(3,599)
Cash at January 1	118,367	121,966
Cash at December 31	$ 110,854	$ 118,367
Supplemental disclosures		
Cash paid during the year for interest	$ 551	$ 2,964
Cash paid during the year for income taxes	$ (3,025)	$ (5,125)

See notes to the financial statements.

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,092 and $336 for December 31, 2012 and 2011 respectively.

Statement of cash flows

The Company in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Apex Clearing Corporation. At December 31, 2012 and 2011 the account balances of $4,691 and $73,736 represented trading profits settled in 2012 and 2011 respectively that had not been transferred by the clearing house until 2013 and 2012 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2012, and December 31, 2011. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2012, and December 31, 2011:

	December 31, 2012		December 31, 2011	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 150,421	$ 42,061	$ 144,549
Corporate Bonds	23,902	24,375	23,902	33,273
Total trading securities	$39,947	$ 174,796	$ 65,963	$ 177,822

Investment income for the years ended December 31, 2012, and December 31, 2011, consists of the following:

	2012	2011
Gross realized gain/(loss) from sale of trading securities	$ 2	$ (2,984)
Dividend and interest income	5,337	6,333
Net unrealized holding gains	46,291	1,074
Net investment income	$ 51,630	$ 4,423

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $737 for December 31, 2012 and 2011 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Prepaid tax deposits	$ 1,495	$ 577
Prepaid clearing fees	14,659	0
Total	$ 16,154	$ 577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2013 (New Jersey)	$ 31,200

Rent expense amounted to $30,200 and $30,600 for the years ended December 31, 2012 and 2011 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $245,158 which exceeded its required net capital by $145,158.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2012 is as follows:

Financial statement loss before taxes	$ (41,675)
Adjustments for:	
Permanent differences	1,021
Temporary differences	5,551
Federal taxable loss	$ (35,103)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 10,238

Note 9 – Income Taxes (continued)

For the year ended December 31, 2012, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

Note 10 - Recent accounting pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is not permitted.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a non-public entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to

Note 10 - Recent accounting pronouncements (continued)

the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011.05.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates in necessary. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a nonpublic company.

Note 11 – Subsequent Events

Management has evaluated subsequent events through February 14, 2013, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2012

Total assets	$ 348,302
Less total liabilities	20,671
Net worth	327,632
Add subordinated loans	0
Adjusted net worth	327,632
Less non-allowable assets	57,960
Tentative net capital	269,671
Less haircuts	24,513
Net capital	245,158
Required net capital	100,000
Excess net capital	145,158
Aggregate indebtedness	20,671
Aggregate indebtedness to net capital	8.43%

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2012

Position

Securites subject to 40% Haircut			
	Long		$ 0
	Short		$ 0
Securites subject to 15% Haircut			
	Long		$ 150,421
	Short		$ 0
Tentative Net Capital		$ 269,671	

Haircuts

1. -40% Haircut		
	Long	$ 0
	Short	$ 0
2. -15% Haircut on the Greater of the Long or Short		
	Long	$ 22,563
	Short	$ 0
		$ 22,563

Excess haircuts:

The lesser of long or short less	$ 0
25% of the greaterof the long of short position	$ (37,605)
Excess	$ 0

Undue concentration: (based on 10.00% TNC)

Any security > 500 SHARES & > 32,905

Stock value	Normal H.C.	Undue concentration
$ 0	15%	$ 0

Total undue concentration $ -

Other haircut:

Type	Value	Haircut %	Haircut
Land O Lakes Cap	$ 24,375	8.00%	1,950

Total other haircut $ 1,950

Total haircut $ 24,513

H.RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2012

Account name	Amount
Prepaid expenses	$ 16,154
Deferred tax asset	41,807
Total non-allowable expenses	$ 57,960

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2012

Account name	Amount
Accounts payable	$ 690
Commissions payable	5,272
Payroll taxes payable	2,684
Income taxes payable	1,525
Accrued expenses	10,500
Total aggregate indebtedness	$ 20,671

See independent auditor's report and notes to the financial statements.

H. RIVKIN AND COMPANY, INC.
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2012

Total net capital per unaudited focus report	$ 292,548
Add: Haircuts per unaudited focus report	26,299
Tentative net capital	318,847
Add: Non-allowable assets per unaudited focus report	32,146
Net worth	350,993
Audit adjusting journal entries-net effect on net worth	(23,362)
Adjusted net worth	327,631
Less: Non-allowable assets per audited financial statement	57,960
Adjusted tentative net capital per audited financial statement	269,670
Less: Haircuts per audited financial statement	24,513
Total net capital per audited financial statement	$ 245,158

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

H. RIVKIN AND COMPANY, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2012

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
H. Rivkin and Company, Inc.

In planning and performing our audit of the financial statements of H. Rivkin and Company, Inc. (the "Company"), for the year ended December 31, 2012, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by H. Rivkin and Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customer or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives. In addition, our audit indicated H. Rivkin and Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2012 and no facts came to our attention to indicate such conditions had not been complied with during the year.

This report recognizes it is not practicable in an organization the size of H. Rivkin and Company, Inc. to achieve all the division of duties and cross-checks generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co.

February 14, 2013

H. RIVKIN AND COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2012 and 2011

VAN DUYNE, BEHRENS & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
H. Rivkin and company, Inc.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of H. Rivkin and Company, Inc. for the year ended December 31, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2012 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Behrens & Co.
February 14, 2013

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of H. Rivkin and Company, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is a registered broker dealer with the Financial Industry Regulatory Authority (FINRA) and is active in the secondary market for equities, corporate bonds, and bank loans.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Investments - Inventory

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Note 1 – Summary of Significant Accounting Policies (continued)

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5 years.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $1,092 and $336 for December 31, 2012 and 2011 respectively.

Statement of cash flows

The Company in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Income taxes

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. Effective January 1, 1993, the Company has adopted Accounting Standards Codification (ASC) Topic 740 for its accounting of income taxes. This standard requires an asset and a liability approach for financial accounting and reporting for income taxes and supersedes all other prior accounting pronouncements on this matter.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carryforwards. (See Note 9).

Financial instruments

The Company's financial instruments are cash and cash equivalents, brokers receivable, inventory - securities, accrued expenses, payroll taxes payable and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, accrued expenses, payroll taxes payable and income taxes payable approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial instruments (continued)

The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

Note 2 – Cash and Cash Equivalents

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 - Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Apex Clearing Corporation. At December 31, 2012 and 2011 the account balances of $4,691 and $73,736 represented trading profits settled in 2012 and 2011 respectively that had not been transferred by the clearing house until 2013 and 2012 respectively.

Note 4 – Inventory Securities

The Company's inventory – securities is comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities at December 31, 2012, and December 31, 2011. Net realized and unrealized gains and losses on trading securities are reflected in the statements of income and retained earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 4 – Inventory Securities (continued)

The composition of trading securities, classified as current assets, is as follows at December 31, 2012, and December 31, 2011:

	December 31, 2012		December 31, 2011	
	Cost	Fair Value	Cost	Fair Value
Common stock	$ 16,045	$ 150,421	$ 42,061	$ 251,500
Corporate Bonds	23,902	24,375	23,902	43,089
Total trading securities	$39,947	$ 174,796	$ 65,963	$ 177,822

Investment income for the years ended December 31, 2012, and December 31, 2011, consists of the following:

	2012	2011
Gross realized gain/(loss) from sale of trading securities	$ 2	$ (2,984)
Dividend and interest income	5,337	6,333
Net unrealized holding gains	46,291	1,074
Net investment income	$ 51,630	$ 4,423

Note 5 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment amounted to $0 and $737 for December 31, 2012 and 2011 respectively.

Note 6 – Prepaid Expenses

Prepaid expenses at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
Prepaid tax deposits	$ 1,495	$ 577
Prepaid clearing fees	14,659	0
Total	$ 16,154	$ 577

Note 7 - Commitments

Minimum annual rental lease commitments for the main office are as follows:

2013 (New Jersey)	$ 31,200

Rent expense amounted to $30,200 and $30,600 for the years ended December 31, 2012 and 2011 respectively.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $245,156 which exceeded its required net capital by $145,156.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

Reconciliation between financial statement income and taxable income at December 31, 2012 is as follows:

Financial statement loss before taxes	$ (41,675)
Adjustments for:	
Permanent differences	1,021
Temporary differences	5,551
Federal taxable loss	$ (35,103)

Temporary differences are primarily due to the fact the Company is on the cash basis method of accounting for tax return purposes.

The above reconciliation resulted in a deferred tax benefit reflected in the statement of income and retained earnings as follows:

Federal	$ 10,238

Note 9 – Income Taxes (continued)

For the year ended December 31, 2012, the Company incurred a net operating loss and, accordingly, did not record a provision for Federal income taxes. Such loss was used in the calculation of deferred income taxes since the Company expects to utilize the loss in the future. A provision for state income taxes has been recorded since the states for which the entity has nexus in imposes a tax based on the gross receipts collected. The deferred tax benefit relating to the state net operating loss was not recorded since it is more likely than not the Company will never realize the tax benefit of the net loss.

Note 10 - Recent accounting pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

In September 2011, the FASB issued ASU 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is not permitted.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a non-public entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011.05.

Note 10 - Recent accounting pronouncements (continued)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles-Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A). ASU 2010-28 modifies Step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors in determining whether an interim goodwill impairment test between annual test dates in necessary. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for a nonpublic company.

Note 11 – Subsequent Events

Management has evaluated subsequent events through February 14, 2013, the date on which the financial statements were available to be issued.

H. RIVKIN AND COMPANY, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2012

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
18 HOOK MOUNTAIN ROAD, P.O. BOX 896
PINE BROOK, NEW JERSEY 07058

Tel: 973-808-1445 • Fax: 973-808-1613
www.vb-cpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of directors of
H. Rivkin and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by H. Rivkin and Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and solely to assist you and the other specified parties in evaluating H. Rivkin and Company, Inc.'s compliance with the applicable instructions of the General Assessment Payment Form (Form SIPC – 6) and the General Assessment Reconciliation (Form SIPC-7). H. Rivkin and Company, Inc.'s management is responsible for the H. Rivkin and Company Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

2. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as per exhibit I to this report noting no differences;

3. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 less revenues reported on the FOCUS reports for the period from July 1, 2012 through December 31, 2012 as per exhibit II to this report with the amounts reported in Form SIPC-6 for the period from January 1, 2012 through December 31, 2012 noting no differences;

4. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 through December 31, 2012 noting no differences;

5. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers noting no differences;

6. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

7. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences;

8. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as per exhibit III to this report supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Behrens & Co.

February 14, 2013

H. RIVKIN AND CO., INC.
EXHIBIT I
For The Year Ended December 31, 2012

Payments per Form SIPC - 6			$ 239
Payments for SIPC dues per the cash disbursements journal:			
	7/27/2012	-	239
Difference			$ -
Payments per Form SIPC - 7			$ 1,370
Payments for SIPC dues per the cash disbursements journal:			1,370
	2/28/2012	-	
Difference			$ 1,370

H. RIVKIN AND CO., INC.
EXHIBIT II
For The Year Ended December 31, 2012

Total revenue per audited Form X-17A-5 for the year ended December 31, 2012	$ 672,158
Less: revenue per FOCUS report for the period July 1, 2012 - December 31, 2012	(491,167)
	180,991
Total revenue per Form SIPC-6	180,991
Difference	$ -

Total revenue per audited Form X-17A-5 for the year ended December 31, 2012	$ 672,158
Total revenue per Form SIPC-7	672,158
Difference	$ -

H. RIVKIN AND CO., INC.
EXHIBIT III
For The Year Ended December 31, 2012

Total revenue per Form SIPC 6	$ 180,991
Add: net loss from principal transactions in securities in trading accounts	-
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(31,043)
net gain from securities in investment accounts	(54,437)
total interest and dividend expense	-
	95,511
Assessment rate	0.0025
Assessment	$ 239

Total revenue per Form SIPC 7	$ 672,158
Less: commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions	(77,711)
net gain from securities in investment accounts	(46,291)
total interest and dividend expense	
	548,156
Assessment rate	0.0025
Assessment	$ 1,370